Exhibit (a)(14)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN DENMARK

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Denmark. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

You will likely be subject to tax as a result of the exchange of an option for restricted stock units. The taxable amount will likely be the fair market value of the shares underlying the restricted stock units on the date of grant of the units. Please consult your tax advisor to determine your taxable amount.

Restricted Stock Units.

Although not completely clear, you will likely not be taxed upon vesting of the restricted stock units.

Sale of Shares.

Upon the sale of your shares, you will recognize capital gain in an amount equal to the difference between the sale price and your tax basis in the restricted stock units relating to such shares.

Withholding and Reporting.

Your employer will report the income recognized in connection with the exchange of the options. You will be responsible for paying all applicable taxes.